13 February 2024

RELX PLC announces changes to the Board

RELX PLC today announces that, having served as a Non-Executive Director since 2015, Marike van Lier Lels will retire from the Board following the conclusion of the Company’s Annual General Meeting to be held in April 2024.

Commenting, Paul Walker, Chair said:

"On behalf of the Directors, I would like to thank Marike for the valuable service that she has given RELX, as a member of the Board and in performing the role of Workforce Engagement Director. We are grateful for her contributions during a transformational period for RELX. The Board and the Company have benefited considerably from her advice and guidance, and from her wealth of knowledge and experience. Marike leaves RELX with our very best wishes for the future."